4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

February 13, 2017

FILED ON EDGAR

Pamela A. Long

Assistant Director, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

 Amendment No. 6 to Registration Statement on Form 10-12G

 Filed February 2, 2017

Dear Ms. Long:

This letter is in response to the Commissions’ February 9, 2017 comment letter regarding Amendment No. 6 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 6 to Registration Statement on Form 10-12G filed February 2, 2017

Item 1. General Description of Business, page 4

1.	Your statement here that you believe that you are not a shell company contradicts the disclosure under the Going Concern section on page 12 characterizing yourself as a shell company. Please revise and advise

Response: The Company has revised its General Description of Business to reflect that it is currently a shell company to conform to the Company’s remaining disclosures.

Notes to the Financial Statements

Revenue Recognition, page 46

2.	We note your response to comment 8 on our letter dated December 13, 2016. Your Modular Services Agreement is with AmericaTowne, your majority and controlling shareholder. The agreement, as set forth in Exhibit 10.4, indicates that ATI Modular shall provide the research, development, training and modular technology in a manner deemed commercially acceptable by AmericaTowne based on its commercially reasonable requirement, plans and specification, which shall be agreed upon in advance of any substantial and material construction (collectively referred to as the “Services”). Please ensure your response addresses each following:

a.	Please provide us with sufficiently detailed information that supports how you fulfilled your obligations under each element underlying these Services. In this regard, please provide us with a comprehensive analysis of how you considered the guidance of ASC 605-25 in determining whether you have multiple elements and how you should account for these elements;

b.	Clarify how AmericaTowne confirmed to you that your research, development, training and modular technology was provided in a manner deemed commercially acceptable by AmericaTowne. Please provide any documentation in this regard.

c.	We note that although you recorded $125,000 of revenue related to this agreement for the year ended June 30, 2016 and the three months ended September 30, 2016, you have not recognized any costs associated with providing these services. If you continue to believe you have fulfilled your obligations for each of the Service elements, please provide in which you recognized revenue related to this contract, how and when you provided such services and the nature of the related costs incurred for each period; and,

d.	Provide a rollforward of the accounts receivable and cash collections from AmericaTowne related to this contract.

Response: The Company provides the following response to Comment No. 2:

Response to 2(a)

AmericaTowne’s forward-looking vision is to create a physical location called AmericaTowne in China that incorporates businesses selling the “American experience” in housing, retail, education, senior care and entertainment. One of AmericaTowne’s main goals in developing its physical locations in Shexian County and Chizhou City China is to successfully complete both a presentation and offering to customers (Shexian and Chizhou) that will lead to the award of land contracts to build communities. A key component of a successful presentation and offering are the construction of modular and smart communities that AmericaTowne envisions. In the numerous meetings and follow-up conversation with customers, AmericaTowne used the services and credentials of ATI Modular that we believe will lead to the successful award of contracts to build its communities. The Company provides AmericaTowne services including, but not limited to, researching and analyzing the requirements of the national and local governments for modular construction; identifying sources of supplies and equipment in country or from US; providing technical specifications and codes required in the industry; offering critical experienced experts including engineers, architects and construction management staff; and developing and providing presentations and offerings that focuses on US-based modular and smart technology. In sum, the Company is AmericaTowne’s critical service provider for modular and smart technology providing AmericaTowne with the services it requires to meet its objectives.

In reviewing ASC 605-25 for multiple elements, if any, and how the Company should account for these elements, we determined that multiple elements do not exist. The items delivered have no stand-alone value on their own. We recognized revenue when all required items in the service are delivered. Additionally, there is no general right of return related to the deliverables.

Response to 2(b)

ATI Modular provided an evaluation, research and analysis report for services delivered which was approved by AmericaTowne. This report is attached hereto as Exhibit 1.

Response to 2(c)

Prior to June 21, 2016 through the present, the Company provides AmericaTowne with services that enables AmericaTowne to provide presentations, capabilities, the scope of work using modular and smart technology and other resources and capabilities resulting in offers and contractual and or anticipated contractual agreements involving the development of AmericaTowne communities in Chizhou City, Shexian County, and Longyan City China.

From June 16, 2016 through June 24, 2016, and subsequently September 4, 2016 through September 11, 2016, Mr. Perkins and an associated team traveled to Shexian, Longyan, Xiamen, Chizhou and other locations in China to provide ongoing services pursuant to the contract. On September 21, 2016 through September 22, 2016, Mr. Perkins traveled to Washington DC to attend the session of the Modular Institute to meet with potential suppliers and consultants, and January 26 to 28, 2017, ATI Modular visited a potential modular supplier and potential consultant in Atlanta, Georgia. Additionally, this month, Mr. Perkins and an associated team is scheduled to travel to China to provide services that we anticipate will allow AmericaTowne to secure an agreement to develop a community using modular and smart technology, as well as secure facilities for its export operations.

Personnel involved in the ongoing delivery of services are Mr. Perkins and a team of individuals including interpreters and translators, potential contractors and engineering and design firms, and related staff in China and the US who help translate and present ideas, plans, processes, systems and standards, and presentations to customers. Services provided includes but are not limited to traveling to each of the cities and counties in China; research, analysis, and consultation with US-based engineers; design; equipment and material suppliers; construction and architectural firms; attending meetings and conferences with leading authorities on modular and smart technology; membership in the Modular Building Institute—considered the leading authority in the US on modular technology; and membership in the American Institute of Architects to provide AmericaTowne with the latest developments in modular technology. These are some, but not all, of the services the Company provides that are designed to ensure that AmericaTowne is successful in providing modular and smart communities. The related costs involved in delivering these services includes the Company's human resources, consultants, fees for membership, travel and associated costs for at least three trips to China, translation fees, and other fees associated with providing modular and smart technology.

Revenue is recognized when all above services are provided. No cost related to the provided services is expected to incur after revenue recognition.

Response to 2(d)

Please see Exhibit 2.

3.	We note your response to comment 9 of our letter December 13, 2016. We note that your Sales and Support Services Agreement is with Yilaime, an entity controlled by your sole director and officer and that you recorded $250,000 of revenue related to this agreement during the three months ended September 30, 2016. You indicate that this revenue relates to providing Yilaime the exclusive right to provide services. Please address the following:

a.	With reference to ASC 605-50-01.b and ASC 605-50-45-12 as well as the specific terms of this agreement as set forth in Exhibit 10.3, tell us how you determined that it was appropriate to recognize revenue under this agreement. Based on its terms, it appears that you are the customer and Yilaime is your vendor and that any payments received from Yilaime should be deferred and recognized as a reduction of the marketing, sponsorship, partner, supplier, sales and support services costs provided by Yilaime (“Yilaime Services”). Please advise; and,

b.	Please clarify if you have received any payments under this contact, and if so, quantify the amounts received and indicate when they were received.

Response:

ASC 605-50-01.b and ASC 605-50-45-12 reference accounting by a customer for cash considerations from a vendor such as sales incentives, discounts, coupons, rebates, price reductions and so forth and outlines how to record those items on financial statements. In this instance there are no sales incentives, discounts, coupons and or rebates and or other similar cash considerations as defined by ASC 605-50-01.b and ASC 605-50-45-12 involved.

In short, pursuant to Exhibit A of the Agreement (Mutual Compensation Schedule), the Company is both a customer and a vendor. Yilaime has an exclusive and sole right to provide services to the Company for a given period, for this right Yilaime pays the Company an exclusive rights fee. On the other hand, for business that Yilaime brings to the Company, the Company is obligated to pay Yilaime 10% of the business. No sales incentives, discounts, coupons or rebates are involved or classified as such in the agreement. The fees paid by the Company to Yilaime are paid for services provided and are not associated with consideration outlined in ASC 605-50-01.b or ASC 605-50-45-12.

Regarding payments under this contract, please refer to Exhibit 3 to this Correspondence.

Pushdown Accounting and Goodwill, page 45

4.	We note your response to comment 10 of our letter dated December 13, 2016. Based on the guidance of ASC 805-10-55-4, it appears that you determined that your only input was intellectual property. Please confirm. Please provide additional information regarding the processes that were part of the acquired entity. Please tell us the specific processes and how application of these processes can create outputs.

Response: Under ASC 805, a business generally will consist of (1) inputs, (2) processes applied to those inputs, and (3) outputs that are used to generate a return to investors. However, ASC 805 emphasizes “that to be considered a business, a set of activities and assets is required to have only the first two of those three elements (i.e. inputs and processes), which together are or will be used to create outputs. That is, outputs need not be present at the acquisition date for an integrated set of activities and assets to be a business.”

The present management uses the Company and its intellectual property, and its ability to obtain access to necessary materials, rights, employees, and other resources to refocus the company. Present management, uses its input systems and protocols to move the business from one focused on mining, to an entity that is focused on providing US-based modular and smart technology to an underserved market. The processes and systems used thus far has resulted in the Company identifying two cities and one county government in China as customers. The process has further led to outputs of one definitive agreement, and two cooperative agreements that we expect will produce economic benefits to investors and the approximate 174 shareholders by producing outputs of American-made goods and services involving modular and smart technology as well as an increase in US employment and trade exports.

5.	Please tell us what consideration you gave as to whether an intangible asset related to intellectual property should be recorded in accounting for the business combination pursuant to ASC 805-20-25-10.

Response: Under ASC 805-20-25-10, during the business combination, we undertook a thorough effort to identify and appropriately value and recognize intangible assets. We reviewed whether any identified intangible assets existed that would require us to recognize that asset separate from goodwill. In our review, we determined that there were no intangible assets arising from contractual or other legal rights, or intangible assets that were capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. On the other hand, we did find goodwill—the value created and the synergies expected to result by the assembling of a collection of assets through a business combination—and as such, we recorded the goodwill.

6.	You note that the goodwill of the Chief Executive Officer, intellectual property, plan and processes resulted in agreements with three customers. It appears that two of these customers are AmericaTowne, your majority and controlling shareholder, and Yilaime, which is controlled by your sole director and officer. Please identify the third customer and whether they are a related party. We also note that your Chief Executive Officer and Chief Financial Officer is Alton Perkins, who is also the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary of AmericaTowne, Inc. Exhibit 4.2 appears to indicate that Joseph Arcaro was the President of GREI at the time of the transaction on June 2, 2016. Given that you refer to the goodwill of the Chief Executive Officer, it is not clear if Joseph Arcaro continues to work for the new entity in another capacity or if any other employees from the acquired entity continue to work for you. Please advise.

Response: The Company responds to Comment 6 by nothing that AmericaTowne and Yilaime are not customers. The three customers referenced are not related parties. They are as follows:

(1) Chizhou City, Anhui Province China (Exhibit 10.7 and 8K Dated 1/4 2017);

(2) Shexian County, Hebei Province China (Exhibit 10.1); and

(3) Yongan City, Fujian Province China, (Exhibit 10.6).

In regards to Joseph Arcaro, Mr. Arcaro does not work for the Company in any capacity. Further, no other employees from the acquired entity work with the Company. When we refer to goodwill of the Chief Executive Officer, we are referring to the new Chief Executive Officer, Alton Perkins, and the goodwill by value created and the synergies expected to result from the business combination

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

-7-